Exhibit 99.2

A. operating results:

You should read the following management's discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,	2020	2021	2022
Sales	100%	100%	100%
Cost of sales	68.6	65.4	65.5
Gross profit	31.4	34.6	34.5
Research and development expenses	16.1	15.6	13.7
Sales and marketing expenses	5.8	5.1	4.6
General and administrative expenses	3.7	3.6	3.0
Operating Income	5.8	10.2	13.2
Financial income, net	1.0	(0.1)	1.6
Income before income taxes	6.8	10	14.9
Income tax expenses	1.4	1.8	2.7
Net Income	5.4	8.2	12.2

Sales in 2022 increased by 17.2% to US$ 150,582 thousand compared to US$ 128,460 thousand in 2021, reflecting the continued high demand for our products and our success in mitigating the impacts of the global component shortage crisis. The increase in sales was mainly attributed to the success of our Smart Edge products, expanding our total addressable market for these products beyond SD-WAN to markets such as SASE, Dedicated Internet, as well as other markets.

Sales in 2021 increased by 19.6% to $128,460 thousand compared to $107,398 thousand in 2020, reflecting the combined impact of two opposite vectors: the significant increased demand for our products on one hand, and the growing global component shortages crisis on the other hand. The increase in demand and sales was mainly attributed to the continuous success of our Smart Edge products, especially in the SD-WAN market, and to our initial penetration to the 5G/O-RAN market. Both, SD-WAN and O-RAN, are part of the significant Disaggregation and Decoupling industry trends.

Gross profit in 2022 was US$ 51,956 thousand compared to US$ 44,388 thousand in 2021. Gross profit as a percentage of sales in 2022 was 34.5%, compared to 34.6% in 2021. The change in the gross profit percentage in 2022 compared to 2021 was mainly attributed to the mix of products that we sold in 2022, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2022 decreased to 2.0%, compared to 4.1% in 2021.

Gross profit in 2021 was US$ 44,388 thousand compared to US$ 33,766 thousand in 2020. Gross profit as a percentage of sales in 2021 was 34.6%, compared to 31.4% in 2020. The higher gross profit percentage in 2021 compared to 2020 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets in 2020, (ii) changes to the mix of products that we sold in 2021, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2021 increased to 4.1%, compared to 1.5% in 2020.

Research and development expenses in 2022 increased by 2.3% to US$ 20,563 thousand compared to US$ 20,091 thousand in 2021. This increase was mainly attributed to a decrease in capitalization of internal software development costs in the amount of US$ 2,547 thousand in 2022, compared to US$ 3,562 thousand in 2021, as well as an increase in the share-based compensation which amounted to approximately US$ 1,454 thousand in 2022, compared to US$ 1,011 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,018 thousand.

Research and development expenses in 2021 increased by 16.5% to US$ 20,091 thousand compared to US$ 17,244 thousand in 2020. This increase was mainly attributed to an increase in our research and development employees' and subcontractors' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 4,540 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 3,562 thousand in 2021, compared to US$ 822 thousand in 2020, (ii) an increase in the share-based compensation which amounted to approximately US$ 1,011 thousand in 2021, compared to US$ 959 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 995 thousand.

Sales and marketing expenses in 2022 increased by 5.9% to US$ 6,990 thousand compared to US$ 6,599 thousand in 2021. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 484 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 774 thousand in 2022, compared to US$ 697 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 170 thousand.

Sales and marketing expenses in 2021 increased by 6.3% to US$ 6,599 thousand compared to US$ 6,209 thousand in 2020. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 110 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 697 thousand in 2021, compared to US$ 602 thousand in 2020, as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 185 thousand.

General and administrative expenses in 2022 decreased by 3.5% to US$ 4,477 thousand compared to US$ 4,641 thousand in 2021. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 228 thousand, offset by an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 28 thousand,  as well as to an increase in the share-based compensation, which amounted to approximately US$ 710 thousand in 2022, compared to US$ 674 thousand in 2021.

General and administrative expenses in 2021 increased by 14.2% to US$ 4,641 thousand compared to US$ 4,065 thousand in 2020. This increase was mainly attributed to (i) an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 313 thousand, (ii) to an increase in the share-based compensation, which amounted to approximately US$ 674 thousand in 2021, compared to US$ 615 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 204 thousand.

Financial income, net in 2022 amounted to US$ 2,464 thousand compared to financial expenses, net of US$ 152 thousand in 2021. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 2,308 thousand in 2022 compared to financial expenses of US$ 1,031 thousand in 2021, offset by a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 230 thousand in 2022 compared to US$ 927 thousand in 2021.

Financial expenses, net in 2021 amounted to US$ 152 thousand compared to financial income, net of US$ 1,034 thousand in 2020. The change is mainly attributed to the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 927 thousand in 2021 compared to US$ 1,953 thousand in 2020, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 1,031 thousand in 2021 compared to net financial expenses of US$ 748 thousand in 2020.

In 2022 we recorded current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand compared to current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand in 2021. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to the following factors: (i) deferred income tax expenses relating to research and development costs, which amounted to US$ 620 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 141 thousand in 2021, (ii)  deferred tax expenses relating to intangible assets, which amounted to US$ 253 thousand in 2022 compared to deferred income tax expenses in the amount of US$ 25 thousand in 2021, (iii)  deferred income tax expenses relating to share-based compensation provided to our employees and directors, which amounted to US$ 36 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 62 thousand in 2021, offset by (iv) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 0 thousand in 2022 compared to income tax expenses which amounted to US$ 66 thousand in 2021. In addition, in 2022 we recorded an income tax benefit relating to prior years in the amount of US$ 57 thousand, compared to an income tax benefit relating to prior years In the amount of US$ 157 thousand in 2021.

In 2021 we recorded current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand compared to current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand in 2020. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The change in the deferred income tax expenses was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 141 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 262 thousand in 2020, (ii) deferred income tax expenses relating to intangible assets, which amounted to US$ 25 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 134 thousand in 2020, offset by (iii) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 66 thousand in 2021, compared to deferred income tax expenses which amounted to US$130 thousand in 2020. (iv) a deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 62 thousand in 2021, compared to deferred income tax expenses in the amount of US$ 9 thousand in 2020. In addition, in 2021 we recorded an income tax benefit relating to prior years in the amount of US$ 157 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 148 thousand in 2020.

In 2022 we recorded net income of US$ 18,306 thousand compared to net income of US$ 10,541 thousand in 2021, an increase of 73.7%. The increase was mainly attributed to the increase in our activity and sales.

In 2021 we recorded net income of US$ 10,541 thousand compared to net income of US$ 5,725 thousand in 2020, an increase of 84.1%. This increase was mainly attributed to the increase in our activity and sales.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.	Liquidity and Capital Resources

As of December 31, 2022, we had working capital of US$ 126,505 thousand and our current ratio (current assets to current liabilities) was 5.67. Cash and cash equivalents as of December 31, 2022 increased by US$ 1,449 thousand to US$ 30,734 thousand, compared to US$ 29,285 thousand as of December 31, 2021. Short-term marketable securities decreased by US$ 4,246 thousand to US$ 4,020 thousand, compared to US$ 8,266 thousand as of December 31, 2021, and long-term marketable securities decreased by US$ 8,610 thousand to US$ 15,163 thousand, compared to US$ 23,773 thousand as of December 31, 2021. The net decrease of US$ 11,407 thousand in these three balance sheet items in 2022 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 3,428 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 2,089 thousand, and (iii) to investment in intangible assets which amounted to US$ 2,603 thousand, as well as negative cash used in operating activities in the amount of US$ 4,090 thousand.

Trade receivables decreased to US$ 27,258 thousand as of December 31, 2022, compared to US$ 31,120 thousand as of December 31, 2021. This decrease was mainly attributed to shorter customer payment cycles, as averaged out. Other receivables decreased to US$ 3,620 thousand as of December 31, 2022, compared to US$ 4,693 thousand as of December 31, 2021.

Trade payables decreased to US$ 15,922 thousand as of December 31, 2022, compared to US$ 29,918 thousand as of December 31, 2021. This decrease was mainly attributed to the reduction in purchasing of materials in the second half of 2022. Other payables and accrued liabilities decreased to US$ 9,641 thousand as of December 31, 2022, compared to US$ 18,582 thousand as of December 31, 2021. This decrease was mainly attributed to a decrease in our accrued expenses.

Inventories increased to US$ 87,985 thousand as of December 31, 2022, compared to US$ 75,753 thousand as of December 31, 2021. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash used in operating activities in 2022 amounted to US$ 4,090 thousand compared to cash provided by operating activities in the amount of US$ 1,079 thousand in 2021. This was mainly attributed to an increase in our inventory, as well as a decrease of trade accounts payable and other accounts payable and accrued expenses, offset by an increase in our net income.

Capital expenditures on property and equipment for the year ended December 31, 2022 were US$ 2,121 thousand, compared to US$ 2,475 thousand as of December 31, 2021.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.